SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No, 2)

TORNIER N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

N87237108

(CUSIP Number)

January 3, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N87237108

1.	Names of Reporting Persons. Vertical Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,185,099

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,185,099

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,185,099

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. N87237108

1.	Names of Reporting Persons. Vertical Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group *
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 332,169

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 332,169

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 332,169

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

This Amendment No. 2 to Schedule 13G is filed by Vertical Fund I, L.P. (“VF-I”) and Vertical Fund LL, L.P. (“VF-II” and, together with VF-I, the “Partnerships”) to amend Items 4 and 5 of Amendment No. 1 to such Schedule 13G to read in their entirety as follows:

Item 4.	Ownership.
	(a)	Amount beneficially owned: 1,517,268 Ordinary Shares
	(b)	Percent of class: 3.9%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 1,517,268
		(ii)	Shared power to vote or to direct vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 1,517,268
		(iv)	Shared power to dispose or to direct the disposition of: 0

The foregoing amounts of shares and percentages represent the combined holdings of the Partnerships as of the date hereof.  Of such amounts, VF-I owns 1,185,099 shares (approximately 3.0% of the total outstanding),  and VF-II owns 332,169 shares (approximately 0.8% of the total outstanding).  The Partnerships are filing this statement jointly to reflect their combined ownership because the sole general partner of each Partnership is The Vertical Group, L.P., a Delaware limited partnership, and the Partnerships may be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2012
VERTICAL FUND I, L.P.

	By:	THE VERTICAL GROUP, L.P.
General Partner

	By:	/s/ John E. Runnells, III
John E. Runnells, III
Authorized Sigantory

VERTICAL FUND II, L.P.

	By:	THE VERTICAL GROUP, L.P.
General Partner

	By:	/s/ John E. Runnells, III
John E. Runnells, III
Authorized Signatory